OMV Aktiengesellschaft

OMV Investor News

July 19, 2006
10.15am (UK time) – 11.15am (CET)

OMV announces second oil and gas discovery in Tunisia

- **Second successful exploration well in the Jenein Sud Exploration Permit within a year**
- **Combined flow rate of the formations tested by discovery well amounts to 5,970 bbl/d of oil and 58 mn scf/d of gas**
- **3D seismic acquisition and drilling of further wells are planned**

OMV Aktiengesellschaft, Central Europe's leading oil and gas group, today announced a discovery and successful testing of oil and gas in its Nawara 1 exploration well in the Jenein Sud Exploration Permit in Southern Tunisia. This is the second discovery in the Permit within one year and shows the high potential of this block. The Permit is operated by OMV (Tunesien) Exploration GmbH, a 100% subsidiary of OMV. The exploration well reached a total depth of 3,970 m on June 4, 2006 and encountered a total of 25 m net oil and gas/condensate pay in several layers at depths of 3,600 to 3,900 m. Acquisition of 3D seismic and drilling of additional wells are planned to further appraise the area.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "*I am delighted with this second consecutive discovery in our Jenein Sud Exploration* Block in one of our core regions. It confirms the potential of this block and contributes to our plans to further grow in Tunisia."

The combined flow rate of all layers tested by the Nawara 1 well amounts to 5,970 bbl/d of oil and 58 mn scf/d of gas. The drilling rig has moved off location and preparations for further production testing are under way. Acquisition of 3D seismic is expected to start in August this year, and further drilling early next year. OMV and the Tunisian national oil company ETAP hold each 50% in the Jenein Sud Exploration Permit, OMV acts as operator. The area covers 1,992 km², 700 km south of the Tunisian capital Tunis.

On March 29 this year, OMV announced its first discovery in the Jenein Sud Permit with well Warda 1 producing 1,500 bbl/d of oil and 1,625 boe/d of gas on test.

Move & More. OMV

Balanced International E&P portfolio

OMV owns a balanced international E&P portfolio in 17 countries organized around five core regions, namely the Danube and Adriatic, Northern Africa, the British North Sea, the Middle East/Caspian and Australia/New Zealand. With the acquisition of 51% of Petrom, Romania's largest oil company, OMV's daily production volume is approximately 338,000 boe/d, and the company's reserves, approximately 1.4 bn boe.

Background information:

OMV in Tunesia

OMV first became active in Tunesia in the early 1970s. Membership in the group that discovered Halk el Menzel was OMV's first ever foreign joint venture. The Preussag acquisition in 2003 gave OMV control of seven producing oil fields in the southeast of the country. The most prolific of these is the Ashtart field. OMV's current production is approximately 9,000 boe per day. OMV's current exploration acreage is in the operated Jenein Sud block in the Southern tip of Tunisia.

OMV Aktiengesellschaft

With Group sales of EUR 15.58 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approximately EUR 14 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of around 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,531 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

OMV further strengthened its leading position in the European growth belt through the acquisition of 34% of Petrol Ofisi, Turkey´s leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–June and Q2 2006** on August 17, 2006

Move & More. OMV